FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For period ending 26 April 2017

GlaxoSmithKline plc

(Name of registrant)

980 Great West Road, Brentford, Middlesex, TW8 9GS

(Address of principal executive offices)

Indicate by check mark whether the registrant files or

will file annual reports under cover Form 20-F or Form 40-F

Form 20-F x     Form 40-F

--

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the

Securities Exchange Act of 1934.

Yes      No x

Issued: Wednesday, 26 April 2017, London U.K.

GSK delivers another quarter of continued progress

Q1 sales of £7.4 billion, +19% AER, + 5% CER Total EPS of 21.4p >100% AER, >100% CER; Adjusted EPS of 25.0p, +31% AER, +9% CER

Financial highlights

●	Sales growth across all three businesses: Pharmaceuticals £4.2 billion, +17% AER, +4% CER; Vaccines £1.2 billion, +31% AER, +16% CER; Consumer Healthcare £2.0 billion, +16% AER, +2% CER

●	Improved Group operating margin reflecting leverage from sales growth, focus on costs and benefits of restructuring. Pharmaceuticals 34.4%; Vaccines 29.6%; Consumer Healthcare 17.2%

●
Net cash flow from operations of £1.1 billion (Q1 2016: £0.5 billion). Free cash flow of £0.7 billion (Q1 2016: £0.2 billion outflow), primarily reflecting improved operating performance and the net benefit of exchange rate movements

●	19p dividend declared for Q1 2017. Continue to expect 80p for FY 2017

●	2017 Adjusted CER earnings per share guidance maintained

Product and pipeline highlights

●	New product sales of £1.4 billion +72% AER, +52% CER. On track to deliver £6 billion (CER) sales in 2018

●	Results from MUSCA study demonstrate Nucala significantly improves quality of life and lung function in patients with severe asthma

●	Positive SWORD study presented for two-drug regimen of dolutegravir and rilpivirine for treatment of HIV

●	Positive results reported in-house from ZOSTER-048 study of Shingrix in individuals previously vaccinated with Zostavax*

●	Flonase Sensimist launched in US; second Rx to OTC switch in 3 years

Q1 2017 results
	Q1 2017	Growth
	£m	£%	CER%

Turnover	7,384	19	5

Total operating profit	1,718	>100	100
Adjusted operating profit	1,979	30	9

Total earnings per share	21.4	>100	>100
Adjusted earnings per share	25.0	31	9

Net cash from operations	1,144	>100
Free cash flow	650	>100

Emma Walmsley, Chief Executive Officer, GSK said:
"This is a positive start for the year with sales growth in all three of our businesses and an improvement in the Group’s operating margin. Our clear focus is on commercial execution and preparation for near-term launches in Respiratory, HIV and Vaccines. We will be reviewing these and other priorities for the business with shareholders alongside our Q2 results on 26 July."

The Total results are presented under ‘Income Statement’ on page 25 and Adjusted results reconciliations are presented on pages 11 and 41 to 42. The definitions of £% or AER% growth, CER% growth, Adjusted results, free cash flow and other non-IFRS measures are set out on page 22. All expectations and targets regarding future performance should be read together with “Assumptions related to 2016-2020 outlook” and “Assumptions and cautionary statement regarding forward-looking statements” on page 23.

*	Zostavax is a trademark of Merck & Co., Inc.

Sales performance

Group turnover by business and geographic region

Group turnover by business	Q1 2017

	£m	Growth £%	Growth CER%

Pharmaceuticals	4,189	17	4
Vaccines	1,152	31	16
Consumer Healthcare	2,043	16	2

Group turnover	7,384	19	5

Group turnover increased 19% AER, 5% CER to £7,384 million driven by continued momentum and growth in all three businesses.

Pharmaceuticals sales were up 17% AER, 4% CER, reflecting the continued strong growth of new products, driven particularly by Triumeq, Tivicay and Relvar/Breo Ellipta, partly offset by the impact of divestments. Nucala also contributed more significantly to total Respiratory growth of 19% AER, 5% CER.

Vaccines sales were up 31% AER, 16% CER, with a strong performance from Meningitis vaccines and higher demand for Established Vaccines as well as the benefit of the phasing of shipments in Emerging Markets and favourable year-on-year US CDC stockpile movements.

Consumer Healthcare had a slower quarter, with reported growth impacted by the disposal of the Nigeria beverages business, more challenging conditions in International markets and a later start to the allergy season. Strong performances from power brands, particularly in Oral health more than offset these challenges to deliver growth of 16% AER and 2% CER.

Sales of New Pharmaceutical and Vaccine products in the quarter were £1,416 million, up 72% AER, 52% CER.

Group turnover by geographic region	Q1 2017

	£m	Growth £%	Growth CER%

US	2,621	26	11
Europe	2,002	10	-
International	2,761	18	4

Group turnover	7,384	19	5

The US sales growth of 26% AER, 11% CER was driven by continued strong performances from Triumeq and Tivicay, growth in the Respiratory portfolio and favourable year-on-year US CDC stockpile movements of Pediarix.

Europe sales grew 10% AER but were flat at CER as growth from Triumeq, Tivicay and Meningitis vaccines was offset by the decline in Established Pharmaceuticals, reflecting in part the disposal of the Romanian distribution business. Respiratory sales were flat as the decline in Seretide offset the continued progress in transitioning to the new Respiratory products.

In International, sales growth of 18% AER, 4% CER reflected strong performances from Synflorix in Emerging Markets, boosted by the phasing of tenders, as well as strong growth in Triumeq, Tivicay and the Respiratory portfolio, which was partly offset by the impact of divestments on Established Pharmaceuticals. Growth in Emerging Markets of 19% AER, 6% CER was also impacted by the divestments.

Turnover – Q1 2017

Pharmaceuticals

	Q1 2017

	£m	Growth £%	Growth CER%

Respiratory	1,683	19	5
HIV	985	35	19
Immuno-inflammation	92	42	23
Established Pharmaceuticals	1,429	4	(6)

	4,189	17	4

US	1,731	26	11
Europe	1,008	8	(2)
International	1,450	14	1

	4,189	17	4

Pharmaceuticals turnover in the quarter was £4,189 million, up 17% AER, 4% CER. Respiratory sales grew 19% AER, 5% CER to £1,683 million, driven by the Ellipta portfolio and Nucala, while HIV sales were up 35% AER, 19% CER to £985 million, driven by a continued increase in market share for Triumeq and Tivicay. Sales of Established Pharmaceuticals grew 4% AER, but declined 6% CER, after the impact of recent divestments, which reduced overall Pharmaceuticals CER growth by one percentage point and also impacted the contribution from Emerging Markets.

In the US, sales growth of 26% AER, 11% CER was driven by the HIV portfolio and new Respiratory products. Europe sales grew 8% AER but declined 2% CER reflecting continued generic competition to Seretide and the disposal of the Romanian distribution business in Q4 2016. International sales growth was impacted by the benefit to Q1 2016 of the accelerated sale of inventory under supply agreements to Novartis as well as the disposal of the thrombosis and anaesthesia businesses to Aspen, which reduced growth in Emerging Markets to 14% AER, 4% CER. Sales in Japan grew 23% AER, 4% CER.

Respiratory
Total Respiratory portfolio sales were up 19% AER, 5% CER, with the US up 21% AER, 6% CER, Europe up 10% AER but flat CER and International up 22% AER, 6% CER. Growth of the new Respiratory products more than offset the decline in Seretide/Advair.

The new Respiratory products recorded combined sales of £367 million in the quarter with sales of Ellipta products up 82% AER, 60% CER driven by continued market share growth in all Regions and the ongoing roll-out across Europe and International. Sales of Nucala were £59 million in the quarter including sales of £42 million in the US, a Sterling increase of £36 million.

The aggregate growth of the Ellipta products was primarily driven by the contribution of the US, where sales were up 76% AER, 55% CER. Total Relvar/Breo Ellipta sales grew 84% AER, 61% CER with the US up 95% AER, 70% CER to £111 million. Sales of Relvar/Breo Ellipta in Europe grew 63% AER, 47% CER, and in International 83% AER, 58% CER, helped by ongoing launches, particularly in Emerging Markets. Anoro Ellipta sales grew 88% AER, 67% CER to £62 million, reflecting market share gains in the US. In the US, Ellipta products Breo, Anoro and Incruse all continued to grow market share during the first quarter, but the reported sales growth rates for these products were impacted by inventory reductions in the channel and unfavourable payer rebate adjustments.

Seretide/Advair sales were flat at actual rates, but declined 12% CER to £752 million. Sales in the US were also flat at actual rates but declined 12% CER (7% volume decline and a 5% negative impact of price). Payer rebate adjustments related to prior periods favourably impacted sales in this period. In Europe, Seretide sales were down 9% AER, 17% CER to £206 million (10% volume decline and a 7% negative impact of price), reflecting continued competition from generics and the transition of the Respiratory portfolio to newer products. In International, sales of Seretide were up 10% AER but down 4% CER, at £207 million, reflecting increased generic competition and the transition to newer Respiratory products.

Ventolin sales grew 20% AER, 7% CER to £214 million, primarily reflecting growth in the US. Flixotide/ Flovent sales were up 7% AER, but decreased 5% CER to £164 million, with growth in International only partly offsetting the decline in the US.

The overall impact on growth of payer rebate adjustments related to prior periods across the US Respiratory portfolio was broadly neutral.

HIV
HIV sales increased 35% AER, 19% CER to £985 million in the quarter, with the US up 43% AER, 25% CER, Europe up 17% AER, 5% CER and International up 47% AER, 27% CER. The growth in all three regions was driven by the continued increase in market share for Triumeq and Tivicay, with both products now well-established in most major markets and continuing to roll-out across International. The ongoing increase in patient numbers for both Triumeq and Tivicay resulted in sales of £539 million and £301 million, respectively, in the quarter.

Epzicom/Kivexa sales declined 49% AER, 55% CER to £78 million, reflecting the continued increase in generic competition since Q3 2016. Selzentry sales increased 27% AER, 13% CER to £38 million helped by favourable inventory movements in the US.

Immuno-inflammation
Benlysta sales grew 40% AER, 22% CER to £91 million, driven by a strong US performance reflecting both market share gains and favourable inventory movements.

Established Pharmaceuticals
Sales of Established Pharmaceuticals in the quarter were £1,429 million, up 4% AER, but down 6% CER impacted by the comparison to the benefit in Q1 2016 of the accelerated sale of inventory under supply agreements to Novartis as well as the disposals of the Romanian distribution business in Q4 2016 and the thrombosis and anaesthesia businesses to Aspen during the quarter. Excluding the impact of the disposals, Established Pharmaceuticals grew 8% AER, but declined 3% CER.

The Avodart franchise was up 21% AER, 6% CER to £160 million primarily due to a strong performance in Japan following supply interruptions in 2016.

Established products sales grew 5% AER, but fell 5% CER to £640 million, primarily reflecting a decline in Emerging Markets, including the impact of competitive pressures on Zeffix in China.

Dermatology sales grew 18% AER, 5% CER to £113 million, through improved supply, while Augmentin sales grew 12% AER, 4% CER to £155 million.

Sales of products for Rare diseases grew 18% AER, 4% CER to £110 million.

Vaccines

	Q1 2017

	£m	Growth £%	Growth CER%

Meningitis	191	71	51
Influenza	13	44	11
Established Vaccines	948	25	11

	1,152	31	16

US	363	39	21
Europe	389	15	4
International	400	42	25

	1,152	31	16

Vaccines turnover delivered strong growth of 31% AER, 16% CER to £1,152 million with continued momentum from Meningitis vaccines across all regions. Growth also benefited from the performance of the Established Vaccines, which were driven by higher demand in Emerging Markets, including the benefit of the acceleration of a number of shipments, particularly Synflorix. Favourable year-on-year CDC purchases and stockpile movements in the US also contributed to growth.

Meningitis
Meningitis sales grew 71% AER, 51% CER to £191 million with Bexsero sales more than doubling at actual rates and up 79% CER and Menveo up 31% AER,17% CER. Bexsero sales growth was primarily driven by private market sales and regional tenders in Europe and growing demand and share gains in the US, together with continued progress in International. The Menveo sales growth was driven particularly by a tender award in International, partly offset by unfavourable CDC purchases in the US compared with Q1 2016.

Influenza
Fluarix/FluLaval sales grew 44% AER, 11% CER, driven by early deliveries in International.

Established Vaccines
Sales of the DTPa-containing vaccines (Infanrix, Pediarix and Boostrix) were up 25% AER, 10% CER. Infanrix, Pediarix sales were up 24% AER, 10% CER boosted by favourable year-on-year US CDC stockpile movements together with higher market demand in the quarter, partly offset by increasing competitive pressures in Europe. Boostrix was up 26% AER, 11% CER, benefiting from favourable US wholesaler stocking movements and higher demand, partly offset by the return to the market of a competitor in Europe.

Hepatitis vaccines grew 23% AER, 8% CER due to a competitor supply shortage in the US, partly offset by the impact of supply constraints in Europe.

Synflorix sales were up 46% AER, 31% CER due to the favourable phasing of shipments and stronger demand in Emerging Markets.

Rotarix grew 34% AER, 18% CER, driven by increased US CDC purchases, partly offset by adverse phasing in International.

Sales of the Priorix/Priorix Tetra/Varilrix portfolio increased 23% AER, 8% CER to £77 million, driven by higher demand in International.

Consumer Healthcare

	Q1 2017

	£m	Growth £%	Growth CER%

Wellness	1,070	16	2
Oral health	628	21	7
Nutrition	182	3	(10)
Skin health	163	16	4

Total	2,043	16	2

US	527	20	5
Europe	605	11	1
International	911	17	2

	2,043	16	2

Consumer Healthcare sales were up 16% AER, 2% CER in the quarter at £2,043 million. Strong performances in Oral health and the Cold & flu seasonal brands were partly offset by the disposal of the Nigeria beverages business in 2016, continuing weakness in International markets and a later start to the allergy season. Excluding the impact of the divestment of the Nigeria beverages business, Consumer Healthcare sales grew at 17% AER, 3% CER.

Sales from new GSK innovations (product introductions within the last three years on a rolling basis) represented approximately 15% of sales in the quarter. Notable launches within the quarter included Parodontax and Flonase Sensimist in the US and further Flonase OTC switches in Europe and Canada.

Wellness
Wellness sales grew 16% AER, 2% CER to £1,070 million. This reflected a more challenging quarter for Pain relief which was flat due to the removal of Panadol Osteo from the prescription reimbursement scheme in Australia and stocking pattern changes in Europe as well as heightened competitor activity, which impacted Voltaren sales. This was partly offset by strong performances on core brands, particularly Excedrin and Fenbid.

Respiratory sales grew 15% AER, 1% CER, driven by a stronger flu season with double-digit growth from both Theraflu and Otrivin, largely offset by a later start to the allergy season in the US and increased competition from private label products impacting Flonase, which increased 11% AER, but declined 3% CER despite positive initial launch take-up of the new variant, Flonase Sensimist.

Oral health
Oral health sales grew 21% AER, 7% CER to £628 million with Sensodyne continuing to drive performance, reporting growth of 24% AER, 11% CER, with strong delivery in all regions. Sales of Parodontax grew strongly, reflecting particularly gains in Europe and International, driven by dentist recommendations and share gains, as well as an initial contribution from the launch of the brand in the US.

Nutrition
Nutrition sales grew 3% AER but declined 10% CER to £182 million, adversely impacted by the sale of the Nigeria beverages business in 2016. Excluding the impact of this divestment, Nutrition sales grew 11% AER but declined 3% CER reflecting continued competitive pressures for Horlicks in India even though the impact of demonetisation was largely complete by the end of the quarter.

Skin health
Skin health sales grew 16% AER, 4% CER to £163 million with the International region, up 26% AER, 10% CER, driving performance. Fenistil performed strongly, up 19% AER, 10% CER, with good momentum in International, particularly the Middle East. Strong sales of Lamisil Once in International more than offset the impact of competition in the US and Europe, generating overall sales growth of 28% AER, 6% CER. Physiogel sales were adversely impacted by significant competitor activity in key markets.

Sales from new Pharmaceutical and Vaccine products

		Q1 2017

		£m	Growth £%	Growth CER%

Pharmaceuticals
Respiratory	Relvar/Breo Ellipta	204	84	61
	Anoro Ellipta	62	88	67
	Arnuity Ellipta	8	>100	>100
	Incruse Ellipta	34	53	35
	Nucala	59	>100	>100

CVMU	Eperzan/Tanzeum	28	12	-

HIV	Tivicay	301	60	41
	Triumeq	539	64	45

		1,235	72	52

Vaccines
Menveo		55	31	17
Bexsero		126	>100	79

		181	74	54

Total		1,416	72	52

In 2015, GSK identified a series of New Pharmaceutical and Vaccine products that were expected to deliver at least £6 billion of revenues per annum on a CER basis by 2020. Those products, plus current pipeline asset, Shingrix, are as set out above. Sales of the New Pharmaceutical Vaccine products are now expected to reach £6 billion of revenues per annum on a CER basis in 2018.

Q1 2017
Sales of New Pharmaceutical and Vaccine products were £1,416 million, grew £595 million in Sterling terms (72% AER, 52% CER) and represented approximately 27% of Pharmaceuticals and Vaccines turnover in the quarter.

Financial performance

Total results

The Total results for the Group are set out below.

	Q1 2017 £m	Q1 2016 £m	Growth £%	Growth CER%

Turnover	7,384	6,229	19	5

Cost of sales	(2,513)	(2,133)	18	8

Gross profit	4,871	4,096	19	4

Selling, general and administration	(2,452)	(2,189)	12	(1)
Research and development	(960)	(815)	18	7
Royalty income	82	91
Other operating income/(expense)	177	(460)

Operating profit	1,718	723	>100	100

Finance income	21	18
Finance expense	(194)	(181)
Share of after tax profits of associates and joint ventures	5	-

Profit before taxation	1,550	560	>100	>100

Taxation	(327)	(208)
Tax rate %	21.1%	37.1%

Profit after taxation	1,223	352	>100	>100

Profit attributable to non-controlling interests	177	70
Profit attributable to shareholders	1,046	282

	1,223	352	>100	>100

Earnings per share	21.4p	5.8p	>100	>100

Cost of sales
Cost of sales as a percentage of turnover was 34.0%, down 0.2 percentage points in Sterling terms and up 0.9 percentage points in CER terms compared with Q1 2016. This reflected continued adverse pricing pressure in Pharmaceuticals, primarily Respiratory, and continued supply chain investments as well as the phasing of costs of manufacturing restructuring programmes, partly offset by a more favourable product mix in Pharmaceuticals in the quarter, particularly the impact of higher HIV sales and the disposal of the distribution business in Romania, as well as a continued contribution from integration and restructuring savings in all three businesses.

Selling, general and administration
SG&A costs were 33.2% of turnover, 1.9 percentage points lower than in Q1 2016 in Sterling terms and 1.9 percentage points lower on a CER basis. This primarily reflected lower restructuring costs as well as tight control of ongoing costs and benefits from Pharmaceuticals restructuring and Vaccines and Consumer Healthcare integration programmes, partly offset by reallocation of investment of promotional product support, particularly for new launches in Respiratory, HIV, Consumer Healthcare and Vaccines.

Research and development
R&D expenditure was £960 million (13% of turnover), 18% higher than in Q1 2016 on a Sterling basis and 7% higher on a CER basis. This reflected increased investment, particularly in Pharmaceuticals, in progression of a number of mid and late stage programmes as well as the costs of the BMS HIV programmes acquired in February 2016, partly offset by the continued benefit from cost reduction programmes in Pharmaceuticals, Consumer Healthcare and Vaccines R&D and lower restructuring costs.

Royalty and other operating income/(expense)
Net other operating income of £259 million (Q1 2016: £369 million expense) primarily reflected the gain of £245 million on disposal of the anaesthesia business to Aspen in the quarter together with royalty income of £82 million. This was partly offset by the £70 million net total of further accounting charges arising from the re-measurement of the contingent consideration liabilities related to the former Shionogi-ViiV Healthcare joint venture and the acquisition of the former Novartis Vaccines business, the value attributable to the Consumer Healthcare Joint Venture put option and the liabilities for the Pfizer put option and Pfizer and Shionogi preferential dividends in ViiV Healthcare. These re-measurement charges were driven primarily by the unwinding of the discount applied to these future liabilities partly offset by updated trading forecasts, with no material change in exchange rates during the quarter. This compares to £489 million of equivalent transaction related charges in Q1 2016.

Operating profit
Total operating profit was £1,718 million in Q1 2017 compared with £723 million in Q1 2016. Operating profit benefited from an improved operating margin driven by strong sales growth, particularly in Vaccines, and a more favourable mix in the Pharmaceutical business, continued benefits from restructuring and integration, tight control of ongoing costs across all three businesses, as well as reduced restructuring costs, partly offset by continued price pressure, particularly in Respiratory, and supply chain investments. In addition, Q1 2017 benefited from the gain on the disposal of the anaesthesia business and the reduction of the impact of accounting charges related to re-measurement of the liabilities for contingent consideration, put options and preferential dividends.

Contingent consideration cash payments are made to Shionogi and other companies, which reduce the balance sheet liability and hence are not recorded in the income statement. Total contingent consideration cash payments in the quarter amounted to £160 million (Q1 2016: £89 million). This included cash payments made by ViiV Healthcare to Shionogi in relation to its contingent consideration liability (including preferential dividends) which amounted to £159 million (Q1 2016: £89 million).

Net finance costs
Net finance expense was £173 million compared with £163 million in Q1 2016, the increase reflecting the translation impact of exchange rate movements on the reported Sterling costs of foreign currency denominated interest-bearing instruments.

Taxation
A tax charge of £327 million on Total profit represented an effective tax rate of 21.1% (Q1 2016: 37.1%) and reflected the differing tax effects of the various adjusting items.

Non-controlling interests
The allocation of earnings to non-controlling interests amounted to £177 million (Q1 2016: £70 million), including the non-controlling interest allocations of Consumer Healthcare profits of £63 million (Q1 2016: £11 million) and the allocation of ViiV Healthcare profits, which increased to £102 million (Q1 2016: £24 million) including the impact of changes in the proportions of preferential dividends due to each shareholder based on the relative performance of different products in the quarter. The allocation also reflected the impact of net losses in some of the Group’s other entities with non-controlling interests, primarily the Galvani bioelectronics joint venture.

Earnings per share
The Total earnings per share was 21.4p, compared with 5.8p in Q1 2016. The increase primarily reflected improved performance and reduced restructuring costs, the benefit in Q1 2017 from the disposal of the anaesthesia business to Aspen, together with a reduced impact of charges arising from increases in the valuations of the liabilities for contingent consideration and the put options associated with increases in the Sterling value of the Group’s HIV and Consumer Healthcare businesses.

Adjusting items

GSK presents Total results and Adjusted results in order to assist shareholders in better understanding the Group’s operational performance.

Total results represent the Group’s overall performance. However, these results can contain material unusual or non-operational items that may obscure the key trends and factors determining the Group’s operational performance. GSK therefore also reports Adjusted results to help shareholders identify and assess more clearly the key drivers of the Group’s performance. This approach aligns the presentation of the Group’s results more closely with the majority of GSK’s peer group.

From Q1 2017, Adjusted results have been amended to exclude, instead of all legal charges, only significant legal charges, as set out in ‘Accounting policies and basis of preparation' on page 34. Comparative information has been revised accordingly.

Adjusted results exclude the following items from Total results: amortisation and impairments of intangible assets and goodwill; major restructuring costs; significant legal charges and expenses; transaction-related accounting adjustments; disposals and other operating income other than royalty income, together with the tax effects of all of these items.

The adjusting items that reconcile Total operating profit, profit after tax and earnings per share to Adjusted results are as follows:

	Q1 2017			Q1 2016 (revised)

	Operating Profit £m	Profit after tax £m	EPS p	Operating Profit £m	Profit after tax £m	EPS p

Total results	1,718	1,223	21.4	723	352	5.8

Intangible asset amortisation	142	111	2.3	144	115	2.4
Intangible asset impairment	44	31	0.7	-	-	-
Major restructuring costs	166	129	2.7	188	161	3.3
Transaction-related items	92	65	0.9	460	413	6.9
Divestments, significant legal and other items	(183)	(143)	(3.0)	9	32	0.7

Adjusting items	261	193	3.6	801	721	13.3

Adjusted results	1,979	1,416	25.0	1,524	1,073	19.1

Full reconciliations between Total results and Adjusted results are set out on pages 41 to 42 and the definition of Adjusted results is set out on page 22.

Intangible asset and amortisation and impairment
Intangible asset amortisation was £142 million, compared with £144 million in Q1 2016. Intangible asset impairments of £44 million (Q1 2016: nil) included impairments of R&D and commercial assets. Both of these charges were non-cash items.

Major restructuring and integration
Major restructuring and integration charges incurred in the quarter were £166 million (Q1 2016: £188 million), reflecting reduced charges across the Novartis integration and Pharmaceuticals restructuring programme as it enters its later stages. Cash payments made in the quarter were £213 million (Q1 2016: £267 million) including the settlement of certain charges accrued in previous quarters.

Charges for the combined restructuring and integration programme to date are £3.9 billion, of which cash charges are £3.1 billion, including £146 million in the quarter. The total cash charges of the combined programme are expected to be approximately £3.65 billion and the non-cash charges up to £1.35 billion. The programme delivered incremental cost savings of £0.3 billion in the quarter, which included a currency benefit of £0.1 billion and has now delivered approximately £3.3 billion of annual savings on a moving annual total basis, including a currency benefit of £0.3 billion. The programme has now delivered the originally targeted total annual savings of £3 billion on a constant currency basis earlier than expected. In 2017, an estimated £300 million of cash charges are expected in addition to the settlement of cash charges accrued at the end of 2016, along with some non-cash charges. We expect to continue to evaluate the programme for potential incremental savings over the remainder of the year.

Transaction-related adjustments
Transaction-related adjustments resulted in a net charge of £92 million (Q1 2016: £460 million). This primarily reflects accounting charges for the re-measurement of the liability and the unwinding of the discounting effects on the contingent consideration related to the acquisition of the former Shionogi-ViiV Healthcare joint venture, the contingent consideration related to the acquisition of the former Novartis Vaccines business, and the value attributable to the Consumer Healthcare Joint Venture put option held by Novartis.

Charge/(credit)	Q1 2017 £m	Q1 2016 £m

Consumer Healthcare Joint Venture put option	121	260
Contingent consideration on former Shionogi-ViiV Healthcare Joint Venture (including Shionogi preferential dividends)	48	212
ViiV Healthcare put options and Pfizer preferential dividends	(114)	4
Contingent consideration on former Novartis Vaccines business	15	13
Other adjustments	22	(29)

Total transaction-related charges	92	460

The aggregate impact of unwinding the discount on these future and potential liabilities was £237 million (Q1 2016: £197 million), including £125 million on the Consumer Healthcare Joint Venture put option and £99 million on the contingent consideration related to the former Shionogi-ViiV Healthcare Joint Venture. This was partly offset by a credit of £172 million primarily reflecting a reduction in the valuation of the contingent consideration liability due to Shionogi as a result of updated forecasts and a reduction in the valuation of the put option liability to Pfizer following the commitment prior to the quarter-end to the payment of a dividend by ViiV Healthcare. There were no material movements in exchange rates during the quarter.

Contingent consideration cash payments are made to Shionogi and other companies, which reduce the balance sheet liability and hence are not recorded in the income statement. Total contingent consideration cash payments in the quarter amounted to £160 million (Q1 2016: £89 million). This included cash payments made by ViiV Healthcare to Shionogi in relation to its contingent consideration liability (including preferential dividends) which amounted to £159 million (Q1 2016: £89 million).

An explanation of the accounting for the non-controlling interests in ViiV Healthcare is set out on page 39.

Divestments, significant legal charges and other items
Divestments and other items included the profit on disposal of the anaesthesia business to Aspen of £245 million, a number of other asset disposals, equity investment impairments and certain other adjusting items. Significant legal charges of £55 million (Q1 2016: £9 million credit) included the benefit of the settlement of existing matters as well as provisions for ongoing litigation. Significant legal cash payments were £5 million (Q1 2016: £48 million).

Adjusted results

	Q1 2017

	£m	% of turnover	Growth £%	Growth CER%

Turnover	7,384	100	19	5

Cost of sales	(2,221)	(30.1)	15	5
Selling, general and administration	(2,347)	(31.8)	13	-
Research and development	(919)	(12.4)	19	8
Royalty income	82	1.1	(10)	(15)

Adjusted operating profit	1,979	26.8	30	9

Adjusted profit before tax	1,815		33	11
Adjusted profit after tax	1,416		32	10
Adjusted profit attributable to shareholders	1,217		31	10

Adjusted earnings per share	25.0p		31	9

Adjusted operating profit by business	Q1 2017

	£m	% of turnover	Growth £%	Growth CER%

Pharmaceuticals	2,118	50.6	25	8
Pharmaceuticals R&D	(678)		24	14

Total Pharmaceuticals	1,440	34.4	26	6
Vaccines	341	29.6	38	22
Consumer Healthcare	351	17.2	16	(2)

	2,132	28.9	26	7
Corporate & other unallocated costs	(153)		(9)	(19)

Adjusted operating profit	1,979	26.8	30	9

Adjusted operating profit
Adjusted operating profit was £1,979 million, 30% AER higher than in Q1 2016 and 9% higher in CER terms on a turnover increase of 5%. The Adjusted operating margin of 26.8% was 2.3 percentage points higher than in Q1 2016 and 1.0 percentage points higher on a CER basis. This reflected improved operating leverage driven by sales growth across all three businesses, but particularly Vaccines, and a more favourable mix in the Pharmaceuticals business, as well as continued tight control of ongoing costs across all three businesses and benefits from restructuring and integration, partly offset by continued price pressure, particularly in Respiratory, and supply chain investments.

Cost of sales
Cost of sales as a percentage of turnover was 30.1%, down 1.0 percentage points in Sterling terms and flat in CER terms compared with Q1 2016. This reflected a more favourable product mix in Pharmaceuticals in the quarter, particularly the impact of higher HIV sales, as well as the disposal of the distribution business in Romania. There was also a further contribution from integration and restructuring savings in all three businesses, offset by an adverse mix in Vaccines, continued adverse pricing pressure in Pharmaceuticals, primarily Respiratory, and additional supply chain investments.

Selling, general and administration
SG&A costs were 31.8% of turnover, 1.7 percentage points lower in Sterling terms than in Q1 2016 and 1.7 percentage points lower on a CER basis. This primarily reflected tight control of ongoing costs as well as continued cost reductions in Pharmaceuticals, including the benefits of the Pharmaceuticals restructuring programme, and integration benefits in Vaccines and Consumer Healthcare, partly offset by a reallocation of investment of promotional product support, particularly for new launches in Respiratory, HIV, Consumer Healthcare and Vaccines.

Research and development
R&D expenditure was £919 million (12.4% of turnover), 19% AER higher than Q1 2016 and 8% higher in CER terms than Q1 2016, reflecting increased investment, particularly in Pharmaceuticals, in the progression in a number of mid and late-stage programmes in HIV, respiratory and anaemia, as well as the costs of the BMS HIV programmes acquired in February 2016, partly offset by the benefit from R&D cost reduction programmes.

Royalty income
Royalty income was £82 million (Q1 2016: £91 million). Q1 2016 included the benefit of a prior year catch-up adjustment.

Operating profit by business
Pharmaceuticals operating profit was £1,440 million, 26% AER higher than in Q1 2016 and 6% higher in CER terms on a turnover increase of 4% CER. The adjusted operating margin of 34.4% was 2.5 percentage points higher than in Q1 2016 on a Sterling basis and 0.5 percentage points higher on a CER basis. This reflected the more favourable product mix, primarily driven by the growth in HIV sales, and the continued cost reduction benefit of the Group’s Pharmaceuticals restructuring programme, partly offset by increased investment in new product support and the continued impact of lower prices, particularly in Respiratory, and the broader transition of the Respiratory portfolio.

Vaccines operating profit was £341 million, 38% AER higher than in Q1 2016 and 22% higher in CER terms on a turnover increase of 16% CER. The operating margin of 29.6% was 1.7 percentage points higher than in Q1 2016 on a Sterling basis and 1.5 percentage points higher on a CER basis. This was primarily driven by enhanced operating leverage in the quarter from the strong sales growth, including the phasing benefits to US and International sales, together with continued restructuring and integration benefits, partly offset by increased supply chain costs, increased SG&A resources to support business growth, and lower royalty income.

Consumer Healthcare operating profit was £351 million, 16% AER higher than in Q1 2016 and 2% lower in CER terms on a turnover increase of 2% CER. The operating margin of 17.2% was flat in Sterling terms and 0.8 percentage points lower on a CER basis, reflecting the earlier phasing of promotional and other operating expenses compared with Q1 2016, as well as lower royalty income.

Net finance costs
Net finance expense was £169 million compared with £159 million in Q1 2016, the increase reflecting the translation impact of exchange rate movements on the reported Sterling costs of foreign currency denominated interest-bearing instruments.

Taxation
Tax on Adjusted profit amounted to £399 million and represented an effective Adjusted tax rate of 22.0% (Q1 2016: 21.4%). The increase in the effective rate reflected the Group’s changing earnings mix. See ‘Taxation’ on page 33 for further details.

Non-controlling interests
The allocation of Adjusted earnings to non-controlling interests amounted to £199 million (Q1 2016: £147 million), including the non-controlling interest allocations of Consumer Healthcare profits of £74 million (Q1 2016: £46 million) and the allocation of ViiV Healthcare profits, which increased to £113 million (Q1 2016: £66 million) including the impact of changes in the proportions of preferential dividends due to each shareholder based on the relative performance of different products in the quarter. The allocation also reflected the impact of net losses in some of the Group’s other entities with non-controlling interests, primarily the Galvani bioelectronics joint venture.

Earnings per share
Adjusted EPS of 25.0p was up 31% AER, 9% CER compared with a 9% CER increase in operating profit.

Currency impact on Q1 2017 results
The Q1 2017 results are based on average exchange rates, principally £1/$1.25, £1/€1.17 and £1/Yen 141. Comparative exchange rates are given on page 35. The period-end exchange rates were £1/$1.25, £1/€1.17 and £1/Yen 139.

In the quarter, turnover increased 19% in Sterling terms and 5% CER. Total EPS was 21.4p compared with 5.8p in Q1 2016 and Adjusted EPS was 25.0p compared with 19.1p in Q1 2016, up 31% AER, 9% CER. The positive currency impact reflected the weakness of Sterling against the majority of the Group’s trading currencies relative to Q1 2016. Settlement of intercompany transactions had less than 1 percentage point negative impact on the positive currency impact of 22 percentage points on adjusted EPS.

2017 guidance for Adjusted EPS
In the event that no generic version of Advair is introduced to the US market in 2017, the Group expects 2017 Adjusted EPS growth of 5-7% at CER. This is based on an expected decline in 2017 US Advair sales of 15-20%.

In the event of a mid-year introduction of a substitutable generic competitor to Advair in the US, the Group expects full year 2017 US Advair sales of around £1 billion at CER (US$1.36/£1), with Adjusted EPS flat to a slight decline in percentage terms at CER.

We are not able to give guidance for Total results as we cannot reliably forecast certain material elements of our Total results such as the future fair value movements on contingent consideration and put options. It should be noted that contingent consideration cash payments are made each quarter primarily to Shionogi by ViiV Healthcare which reduce the balance sheet liability and are hence not recorded in the income statement. An explanation of the acquisition-related arrangements with ViiV Healthcare, including details of cash payments to Shionogi, is set out on page 39.

If exchange rates were to hold at the closing rates on 21 April 2017 ($1.28/£1, €1.19/£1 and Yen 139/£1) for the rest of 2017, the estimated positive impact on full-year 2017 Sterling turnover growth would be around 5% and if exchange losses were recognised at the same level as in 2016, the estimated positive impact on 2017 Sterling Adjusted EPS growth would be around 8%.

Cash generation and conversion

Cash flow and net debt

	Q1 2017	Q1 2016

Net cash inflow from operating activities (£m)	1,144	503
Free cash flow* (£m)	650	(240)
Free cash flow growth (%)	>100%	>(100)%
Free cash flow conversion* (%)	62%	(85)%
Net debt (£m)	13,743	12,495

*	Free cash flow and free cash flow conversion are defined on page 22.

Q1 2017
The net cash inflow from operating activities for the quarter was £1,144 million (Q1 2016: £503 million). The increase primarily reflected the improved operating performance across all segments, as well as a positive currency benefit, reduced tax payments (following a payment of £117 million in Q1 2016 on the sale of the Oncology business to Novartis) and the timing of payments for returns and rebates.

Total cash payments to Shionogi in relation to the ViiV Healthcare contingent consideration liability in the quarter were £159 million, of which £137 million was recognised in cash flows from operating activities and £22 million was recognised in purchases of businesses within investing cash flows. These payments are deductible for tax purposes.

Free cash flow was £650 million for the quarter. The improvement primarily reflected the improved operating performance across all segments, as well as a positive currency benefit, the timing of payments for returns and rebates and reduced tax payments on the sale of the Oncology business to Novartis (£117 million in Q1 2016). Q1 2016 free cash flow was also impacted by the costs of acquiring the HIV Clinical assets from BMS for £221 million, which were treated as intangible assets purchases.

Net debt
At 31 March 2017, net debt was £13.7 billion, compared with £13.8 billion at 31 December 2016, comprising gross debt of £18.3 billion and cash and liquid investments of £4.6 billion. Net debt reduced slightly as the improved free cash flow of £650 million and disposal proceeds of £229 million, together with favourable translation movements, more than offset the cost of dividends paid to shareholders of £925 million.

At 31 March 2017, GSK had short-term borrowings (including overdrafts) repayable within 12 months of £3,740 million with loans of £2,199 million repayable in the subsequent year.

Working capital

	31 March 2017	31 December 2016	30 September 2016	30 June 2016	31 March 2016

Working capital conversion cycle* (days)	203	193	216	217	209
Working capital percentage of turnover (%)	23	22	27	26	25

*	Working capital conversion cycle is defined on page 22.

The increase in Q1 2017 of 10 days compared to December 2016 was predominantly due to a 2 day increase in the cycle from adverse exchange rates, as well as increases in inventory levels reflecting seasonal factors and building of inventory in advance of new product launches. Trade receivables have increased as a result of higher sales and timing of collections, with trade payables reducing as a result of lower costs in the quarter.

Returns to shareholders

Quarterly dividends
The Board has declared a first interim dividend for 2017 of 19 pence per share (Q1 2016: 19 pence per share).

GSK expects to pay an annual ordinary dividend of 80p for 2017.

Future returns to shareholders of surplus capital will be subject to the Group’s strategic progress, visibility on the put options associated with ViiV Healthcare and the Consumer Healthcare joint venture and other capital requirements.

Payment of dividends
The equivalent interim dividend receivable by ADR holders will be calculated based on the exchange rate on 11 July 2017. An annual fee of $0.02 per ADS (or $0.005 per ADS per quarter) is charged by the Depositary.

The ex-dividend date will be 11 May 2017 (10 May 2017 for ADR holders), with a record date of 12 May 2017 and a payment date of 13 July 2017.

	Paid/ payable	Pence per share	£m

2017
First interim	13 July 2017	19	928

2016
First interim	14 July 2016	19	923
Second interim	13 October 2016	19	925
Third interim	12 January 2017	19	925
Fourth interim	13 April 2017	23	1,124

		80	3,897

GSK made no share repurchases during the quarter. The company issued 2.2 million shares under employee share schemes amounting to £32 million (Q1 2016: £9 million).

The weighted average number of shares for Q1 2017 was 4,877 million, compared with 4,847 million in Q1 2016.

Group strategy and outlook

GSK has created a Group of three world-leading businesses in Pharmaceuticals, Vaccines and Consumer Healthcare, which aims to deliver growth and improving returns to shareholders through development of innovative healthcare options for patients and consumers.

GSK has a strong portfolio of innovative products across its three businesses with a presence in more than 150 markets. Revenues are split across Pharmaceuticals 58%, Consumer Healthcare 26% and Vaccines 16% based on 2016 turnover.

R&D innovation underpins all three businesses. In November 2015, the Group profiled to investors an R&D portfolio of ~40 assets focused on Oncology, Immuno-inflammation, Vaccines, HIV and Infectious diseases, Respiratory and Rare diseases. All three businesses are supported by proprietary technologies and manufacturing capabilities in areas such as devices, adjuvants, bio-electronics and formulations. The Group aims to improve returns from its R&D innovation by striking a balance between pricing and volume generation. Details of the Group’s innovative R&D portfolio and the progress of assets in development can be found on pages 18 to 21 of this Announcement.

At its Investor Day on 6 May 2015, GSK outlined a series of expectations for its performance over the five-year period 2016-2020. This included an expectation that Group Adjusted EPS would grow at a CAGR of mid-to-high single digits on a CER basis. The introduction of a generic alternative to Advair in the US was factored into the Group’s assessment of its future performance. The Group also stated it expects to pay an annual ordinary dividend of 80p for each of the years 2015-2017.

Research and development

GSK remains focused on delivering an improved return on its investment in R&D. Sales contribution, reduced attrition and cost reduction are all important drivers of an improving internal rate of return. R&D expenditure is not determined as a percentage of sales but instead capital is allocated using strict returns based criteria depending on the pipeline opportunities available.

The operations of Pharmaceuticals R&D are broadly split into Discovery activities (up to the completion of Phase IIa trials) and Development work (from Phase IIb onwards) each supported by specific and common infrastructure and other shared services where appropriate. With effect from 1 January 2017, depreciation within Pharmaceuticals R&D is now reported within the central support functions rather than against individual business units. Comparative information has been revised accordingly. R&D expenditure for Q1 2017 is analysed below.

	Q1 2017 £m	Q1 2016 (revised) £m	Growth £%	Growth CER%

Discovery	250	181	38	27
Development	325	253	28	16
Facilities and central support functions	147	141	4	(4)

Pharmaceuticals R&D	722	575	26	15
Vaccines	136	139	(2)	(12)
Consumer Healthcare	61	61	-	(8)

Adjusted R&D	919	775	19	8
Amortisation and impairment of intangible assets	20	10
Major restructuring costs	15	27
Other items	6	3

Total R&D	960	815	18	7

Adjusted R&D expenditure increased 19% AER and 8% on a CER basis reflecting increased investment in Pharmaceuticals R&D. The increase in Discovery expenditure reflected further investment in the early stage Oncology portfolio. The growth in Development expenditure reflected the progression of a number of mid and late-stage programmes in HIV, respiratory and anaemia, as well as the costs of the HIV programmes acquired from BMS in February 2016.

R&D pipeline

At a presentation to investors in New York on 3 November 2015, GSK described a deep portfolio of innovation, focused across six core areas of scientific research and development: HIV & infectious diseases, Respiratory, Vaccines, Immuno-inflammation, Oncology and Rare diseases. Around 40 new potential medicines and vaccines were profiled, supporting the Group’s outlook for growth in the period 2016-2020 and the significant opportunity the Group has to create value beyond 2020.

HIV and infectious diseases - including new options for long-term control and prevention of HIV and opportunities designed to cure or induce long-term remission in both Hepatitis B and C
News since Q4 2016:
●
GSK and ViiV announced positive results from the SWORD1 and SWORD2 Phase III studies presented at CROI showing that suppressed HIV patients could maintain virologic suppression after switching from a 3 or 4 drug regimen to a 2 drug regimen of dolutegravir and rilpivirine (13 February).

Respiratory - including the next generation of respiratory medicines beyond inhaled treatments
News since Q4 2016:
● Announced positive results from the MUSCA study presented at AAAAI, showing that Nucala significantly improves quality of life and lung function in patients with severe asthma (6 March);
● Announced start of a Phase III study of mepolizumab in patients with severe hypereosinophilic syndrome (HES) (31 March).

Vaccines - including a novel maternal immunisation platform for vaccines
News since Q4 2016:
● Positive results reported in-house from ZOSTER-048 study of Shingrix in individuals previously vaccinated with Zostavax. Data will be presented at an upcoming meeting;
● Announced Japan regulatory submission for Shingrix in prevention of shingles (18 April).

Immuno-inflammation - a portfolio of new antibodies & novel orals for inflammatory diseases including rheumatoid arthritis, Sjögren’s syndrome, osteoarthritis and inflammatory bowel disease
News since Q4 2016:
● Data published in The Lancet from SIRROUND-T Phase III study of sirukumab in patients with active RA refractory to anti-TNF therapy (15 February);
● Started Phase II programme for 2982772 (oral RIP1 kinase inhibitor) in patients with ulcerative colitis (19 April).

Oncology - leading-edge molecules in the field of epigenetics and immuno-oncology for the treatment of cancer
News since Q4 2016:
● OncoMed announced Phase II trial of tarextumab in small cell lung cancer did not meet endpoints (17 April).

Rare diseases - breakthrough cell and gene therapies for treatment of rare diseases
No news since Q4 2016.

Other pharmaceuticals profiled at investor event
No news since Q4 2016.

Pipeline news flow since Q4 2016 for other assets not profiled at the Investor event:
● Started Phase I programme for 1795091 (TLR4 agonist) in cancer (26 January);
● Data published in The Lancet from Phase IIa study of 2330670 (iBAT inhibitor) on pruritus in primary biliary cholangitis (7 February);
● Started Phase II programme for 3117391 (ESM-HDAC inhibitor) in severe rheumatoid arthritis (14 February);
●
Announced positive data from a study showing that patients with well-controlled asthma were able to switch to once-daily Relvar Ellipta from twice-daily Seretide Diskus without compromising their lung function (23 February);

● Announced US regulatory submission for use of Fluarix Quadrivalent influenza vaccine in infants 6 months and older (15 March);
● FDA granted Fast Track designation to danirixin for treatment of hospitalised patients with complicated influenza (20 March);
● Approval in Japan of once daily Arnuity Ellipta (ICS mono) for asthma (30 March);
● Started Phase II programme for 2838232 (HIV maturation inhibitor) in HIV (17 April).

Listed below are the ~40 pipeline assets profiled at our R&D event in November 2015 which are in active clinical development and/or other assets acquired since the R&D event.

Respiratory		Phase
3772847A (IL33R mAb)	Severe asthma	Ph I
3008348 (Alpha V beta 6 integrin antagonist)	Idiopathic pulmonary fibrosis	Ph I
2862277 (TNFR1 dAb)	Acute lung injury	Ph II
danirixin (CXCR2 antagonist)	COPD	Ph II
2269557 (PI3 kinase delta inhibitor)	COPD & asthma	Ph II
2245035 (TLR7 agonist)	Asthma	Ph II
Nucala (mepolizumab)	Nasal polyposis	Ph II
	COPD	Ph III
	Hypereosinophilic syndrome	Ph III
FF+UMEC+VI (Closed Triple)	COPD	US: Filed Nov 2016 EU: Filed Dec 2016
	Asthma	Ph III
HIV/Infectious diseases		Phase
3389404 (HBV LICA antisense oligonucleotide)1	Hepatitis B	Ph I
3228836 (HBV antisense oligonucleotide)1	Hepatitis B	Ph I
2878175 + RG-101 (NS5B inhibitor + anti-Mir122 antisense oligonucleotide)	Hepatitis C	Ph II
gepotidacin (Type 2 topoisomerase inhibitor)	Bacterial infections	Ph II
cabotegravir + rilpivirine (Integrase inhibitor + NNRTI, both long-acting parenteral formulations)	HIV infections	Ph III
cabotegravir (long-acting integrase inhibitor)	HIV pre-exposure prophylaxis	Ph III
fostemsavir (3684934) (HIV attachment inhibitor)	HIV infections	Ph III
dolutegravir + lamivudine	HIV infections	Ph III
dolutegravir + rilpivirine (Integrase inhibitor + NNRTI)	HIV infections - two drug maintenance regimen	Ph III
Immuno-inflammation		Phase
2982772 (RIP1 kinase inhibitor)	Ulcerative colitis	Ph II
	Psoriasis and rheumatoid arthritis	Ph II
2618960 (IL7 receptor mAb)	Sjögren’s syndrome	Ph I
3050002 (CCL20 mAb)	Psoriatic arthritis	Ph I
2831781 (LAG3 mAb)	Autoimmune diseases	Ph I
2330811 (OSM mAb)	Systemic sclerosis	Ph I
3196165 (GM-CSF mAb)	Rheumatoid arthritis and hand osteoarthritis	Ph II
Benlysta + Rituxan (BLyS mAb, s.c. + CD20 mAb)	Sjögren’s syndrome	Ph II
Benlysta (BLyS mAb, s.c.)	Systemic lupus erythematosus	Filed in EU & US Sept 2016
sirukumab (IL6 human mAb)	Giant cell arteritis	Ph III
	Rheumatoid arthritis	Filed in EU & US Sept 2016
Oncology		Phase
3359609 (ICOS agonist mAb)	Solid tumours and haematological malignancies	Ph I
525762 (BET inhibitor)	Solid tumours and haematological malignancies	Ph I
2879552 (LSD1 inhibitor)	Acute myeloid leukaemia and small cell lung cancer	Ph I
3174998 (OX40 agonist mAb)	Solid tumours and haematological malignancies	Ph I
3377794 (NY-ESO-1 T-cell receptor)2	Sarcoma, multiple myeloma, non-small cell lung cancer, melanoma and ovarian cancer	Ph II
tarextumab (Notch 2/3 mAb)3	Small cell lung cancer	Ph II
Vaccines		Phase
RSV	Respiratory syncytial virus prophylaxis	Ph II
RSV	Respiratory syncytial virus prophylaxis (maternal immunisation)	Ph II
Group B Streptococcus	Group B streptococcus prophylaxis (maternal immunisation)	Ph II
Men ABCWY	Meningococcal A,B,C,W,Y disease prophylaxis in adolescents	Ph II
COPD	Reduction of COPD exacerbations associated with non-typeable Haemophilus influenzae and Moraxella catarrhalis	Ph II
Shingrix* (Zoster vaccine)	Shingles prophylaxis	US: Filed Oct 2016 EU: Filed Nov 2016
Rare diseases		Phase
2696277 (ex-vivo stem cell gene therapy)4	Beta thalassemia	Ph I
2398852 + 2315698 (SAP mAb + SAP depleter)	Amyloidosis	Ph II
2696274 (ex-vivo stem cell gene therapy)	Metachromatic leukodystrophy	Ph III
2696275 (ex-vivo stem cell gene therapy)	Wiscott-Aldrich syndrome	Ph III
Strimvelis (ex-vivo stem cell gene therapy)	Adenosine deaminase severe combined immune deficiency (ADA-SCID)	EU: Approved May 2016 US: Ph II/III
2998728 (TTR production inhibitor)1	Transthyretin amyloidosis	Ph III
mepolizumab (IL5 mAb)	Eosinophilic granulomatosis with polyangiitis	Ph III
Other pharmaceuticals		Phase
daprodustat (1278863) (Prolyl hydroxylase inhibitor)	Wound healing	Ph I
daprodustat (1278863) (Prolyl hydroxylase inhibitor)	Anaemia associated with chronic renal disease	Ph III

1	Option-based alliance with Ionis Pharmaceuticals
2	Option-based alliance with Adaptimmune Ltd.
3	Option-based alliance with OncoMed Pharmaceuticals
4	Option-based alliance with Telethon and Ospedale San Raffaele
*	The name Shingrix has not yet been approved for use by any regulatory authority

The full version of the GSK product development pipeline chart (updated in March 2017) with all clinical assets in Phase I to Phase III can be found at: http://www.gsk.com/en-gb/investors/product-pipeline/

Definitions

Adjusted results
Total reported results represent the Group’s overall performance. However, these results can contain material unusual or non-operational items that may obscure the key trends and factors determining the Group’s operational performance. As a result, GSK also reports adjusted results.

As announced on 11 April 2017 in the ‘Change to financial reporting framework’ press release, from Q1 2017 core results has been renamed Adjusted results and, instead of all legal charges and expenses, only significant legal charges and expenses are excluded in order to present Adjusted results. All other legal charges and expenses are included in Adjusted results. Significant legal charges and expenses are those arising from the settlement of litigation or a government investigation that are not in the normal course and materially larger than more regularly occurring individual matters. They also include certain major legacy legal matters. Any new significant legal matters excluded in order to present Adjusted results will be disclosed at the time.

Adjusted results now exclude the following items from total results: amortisation and impairment of intangible assets (excluding computer software) and goodwill; major restructuring costs, including those costs following material acquisitions; significant legal charges (net of insurance recoveries) and expenses on the settlement of litigation and government investigations, transaction-related accounting adjustments for significant acquisitions, and other items, including disposals of associates, products and businesses and other operating income other than royalty income, together with the tax effects of all of these items.

GSK believes that adjusted results are more representative of the performance of the Group’s operations and allow the key trends and factors driving that performance to be more easily and clearly identified by shareholders. The definition of Adjusted results, as set out above, also aligns the Group’s results with the majority of its peer companies and how they report earnings.

Reconciliations between Total and Adjusted results, as set out on pages 11 and 41 to 42, including detailed breakdowns of the key adjusting items, are provided to shareholders to ensure greater visibility and transparency as they assess the Group’s performance.

CER and AER growth
In order to illustrate underlying performance, it is the Group’s practice to discuss its results in terms of constant exchange rate (CER) growth. This represents growth calculated as if the exchange rates used to determine the results of overseas companies in Sterling had remained unchanged from those used in the comparative period. CER% represents growth at constant exchange rates. £% or AER% represents growth at actual exchange rates.

Free cash flow
From Q1 2017, adjusted free cash flow will no longer be reported and the free cash flow definition has been amended to include all contingent consideration payments made during the period.

Free cash flow is now defined as the net cash inflow from operating activities less capital expenditure, contingent consideration payments, net interest, and dividends paid to non-controlling interests plus proceeds from the sale of property, plant and equipment, and dividends received from joint ventures and associated undertakings. It is used by management for planning and reporting purposes and in discussions with and presentations to investment analysts and rating agencies. Free cash flow growth is calculated on a reported basis.

Free cash flow conversion
Free cash flow conversion is free cash flow as a percentage of earnings.

Working capital conversion cycle
The working capital conversion cycle is calculated as the number of days sales outstanding plus days inventory outstanding, less days purchases outstanding.

Brand names and partner acknowledgements
Brand names appearing in italics throughout this document are trademarks of GSK or associated companies or used under licence by the Group. Zostavax is a trademark of Merck & Co., Inc and Trumenba is a trademark of Pfizer, Inc.

Outlook assumptions and cautionary statements

Assumptions related to 2017 guidance and 2016-2020 outlook
In outlining the expectations for 2017 and the five-year period 2016-2020, the Group has made certain assumptions about the healthcare sector, the different markets in which the Group operates and the delivery of revenues and financial benefits from its current portfolio, pipeline and restructuring programmes.

For the Group specifically, over the period to 2020 GSK expects further declines in sales of Seretide/Advair. The introduction of a generic alternative to Advair in the US has been factored into the Group’s assessment of its future performance. The Group assumes no premature loss of exclusivity for other key products over the period. The Group’s expectation of at least £6 billion of revenues per annum on a CER basis in 2018 from products launched since 2013 includes contributions from the current pipeline asset Shingrix. The Group also expects volume demand for its products to increase, particularly in Emerging Markets.

The assumptions for the Group’s revenue and earnings expectations assume no material interruptions to supply of the Group’s products and no material mergers, acquisitions, disposals, litigation costs or share repurchases for the Company; and no change in the Group’s shareholdings in ViiV Healthcare or Consumer Healthcare. They also assume no material changes in the macro-economic and healthcare environment.

The Group’s expectations assume successful delivery of the Group’s integration and restructuring plans over the period 2016-2020. Material costs for investment in new product launches and R&D have been factored into the expectations given. The expectations are given on a constant currency basis and assume no material change to the Group’s effective tax rate.

Assumptions and cautionary statement regarding forward-looking statements
The Group’s management believes that the assumptions outlined above are reasonable, and that the aspirational targets described in this report are achievable based on those assumptions. However, given the longer term nature of these expectations and targets, they are subject to greater uncertainty, including potential material impacts if the above assumptions are not realised, and other material impacts related to foreign exchange fluctuations, macroeconomic activity, changes in regulation, government actions or intellectual property protection, actions by our competitors, and other risks inherent to the industries in which we operate.

This document contains statements that are, or may be deemed to be, “forward-looking statements”. Forward-looking statements give the Group’s current expectations or forecasts of future events. An investor can identify these statements by the fact that they do not relate strictly to historical or current facts. They use words such as ‘anticipate’, ‘estimate’, ‘expect’, ‘intend’, ‘will’, ‘project’, ‘plan’, ‘believe’, ‘target’ and other words and terms of similar meaning in connection with any discussion of future operating or financial performance. In particular, these include statements relating to future actions, prospective products or product approvals, future performance or results of current and anticipated products, sales efforts, expenses, the outcome of contingencies such as legal proceedings, and financial results. Other than in accordance with its legal or regulatory obligations (including under the UK Listing Rules and the Disclosure and Transparency Rules of the Financial Conduct Authority), the Group undertakes no obligation to update any forward-looking statements, whether as a result of new information, future events or otherwise. The reader should, however, consult any additional disclosures that the Group may make in any documents which it publishes and/or files with the SEC. All readers, wherever located, should take note of these disclosures. Accordingly, no assurance can be given that any particular expectation will be met and investors are cautioned not to place undue reliance on the forward-looking statements.

Forward-looking statements are subject to assumptions, inherent risks and uncertainties, many of which relate to factors that are beyond the Group’s control or precise estimate. The Group cautions investors that a number of important factors, including those in this document, could cause actual results to differ materially from those expressed or implied in any forward-looking statement. Such factors include, but are not limited to, those discussed under ’Principal risks and uncertainties on pages 253-262 of the GSK 2016 Annual Report. Any forward looking statements made by or on behalf of the Group speak only as of the date they are made and are based upon the knowledge and information available to the Directors on the date of this report.

Contacts

GSK – one of the world’s leading research-based pharmaceutical and healthcare companies – is committed to improving the quality of human life by enabling people to do more, feel better and live longer. For further information please visit www.gsk.com.

GSK enquiries:
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	Jeff McLaughlin	+1 215 751 7002	(Philadelphia)

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Financial information

Income statement

	Q1 2017 £m	Q1 2016 £m

TURNOVER	7,384	6,229

Cost of sales	(2,513)	(2,133)

Gross profit	4,871	4,096

Selling, general and administration	(2,452)	(2,189)
Research and development	(960)	(815)
Royalty income	82	91
Other operating income/(expense)	177	(460)

OPERATING PROFIT	1,718	723

Finance income	21	18
Finance expense	(194)	(181)
Share of after tax profits of associates and joint ventures	5	-

PROFIT BEFORE TAXATION	1,550	560

Taxation	(327)	(208)
Tax rate %	21.1%	37.1%

PROFIT AFTER TAXATION FOR THE PERIOD	1,223	352

Profit attributable to non-controlling interests	177	70
Profit attributable to shareholders	1,046	282

	1,223	352

EARNINGS PER SHARE	21.4p	5.8p

Diluted earnings per share	21.3p	5.8p

Statement of comprehensive income

	Q1 2017 £m	Q1 2016 £m

Profit for the period	1,223	352

Items that may be reclassified subsequently to income statement:
Exchange movements on overseas net assets and net investment hedges	196	683
Fair value movements on available-for-sale investments	53	(71)
Reclassification of fair value movements on available-for-sale investments	(4)	(2)
Deferred tax on fair value movements on available-for-sale investments	(2)	43
Deferred tax reversed on reclassification of available-for-sale investments	(1)	2
Fair value movements on cash flow hedges	(2)	-
Deferred tax on fair value movements on cash flow hedges	(1)	(1)
Reclassification of cash flow hedges to income statement	-	(2)

	239	652

Items that will not be reclassified to income statement:
Exchange movements on overseas net assets of non-controlling interests	27	143
Re-measurement gains/(losses) on defined benefit plans	234	(537)
Deferred tax on re-measurement gains/(losses) on defined benefit plans	(55)	134

	206	(260)

Other comprehensive income for the period	445	392

Total comprehensive income for the period	1,668	744

Total comprehensive income for the period attributable to:
Shareholders	1,464	531
Non-controlling interests	204	213

	1,668	744

Pharmaceuticals turnover – three months ended 31 March 2017

	Total			US			Europe			International
	––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––			–––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––			–––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––			––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––
		Growth			Growth			Growth			Growth
		––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––			––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––			–––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––			––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––
	£m	£%	CER%	£m	£%	CER%	£m	£%	CER%	£m	£%	CER%
	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––
Respiratory	1,683	19	5	767	21	6	382	10	-	534	22	6
Anoro Ellipta	62	88	67	40	74	52	14	100	86	8	>100	>100
Arnuity Ellipta	8	>100	>100	8	>100	>100	-	-	-	-	-	-
Avamys/Veramyst	91	17	-	-	-	-	21	17	6	70	30	9
Flixotide/Flovent	164	7	(5)	89	-	(12)	28	12	-	47	21	8
Incruse Ellipta	34	53	35	20	7	(4)	10	>100	>100	4	>100	>100
Nucala	59	>100	>100	42	>100	>100	11	>100	>100	6	>100	>100
Relvar/Breo Ellipta	204	84	61	111	95	70	49	63	47	44	83	58
Seretide/Advair	752	-	(12)	339	-	(12)	206	(9)	(17)	207	10	(4)
Ventolin	214	20	7	117	27	11	35	13	3	62	11	2
Other	95	21	4	1	>(100)	>100	8	31	31	86	19	3

HIV	985	35	19	608	43	25	259	17	5	118	47	27
Epzicom/Kivexa	78	(49)	(55)	14	(76)	(79)	39	(44)	(50)	25	(9)	(21)
Selzentry	38	27	13	20	30	13	10	(11)	(18)	8	>100	>100
Tivicay	301	60	41	200	60	40	70	43	29	31	>100	93
Triumeq	539	64	45	360	67	46	134	54	39	45	81	53
Other	29	2	(14)	14	7	(7)	6	22	11	9	(16)	(38)

Immuno-inflammation	92	42	23	84	42	24	6	20	20	2	100	-
Benlysta	91	40	22	83	41	22	6	20	20	2	100	-

Established Pharmaceuticals	1,429	4	(6)	272	7	(5)	361	-	(9)	796	5	(5)

Cardiovascular, metabolic and urology (CVMU)	216	17	3	58	(2)	(14)	86	10	-	72	53	30
Avodart	160	21	6	5	(29)	(43)	83	8	(3)	72	50	27
Eperzan/Tanzeum	28	12	-	28	12	(4)	1	-	-	(1)	-	-
Other	28	4	(7)	25	(7)	(15)	2	>100	>100	1	>(100)	(100)

Established products	640	5	(5)	191	12	(1)	132	5	(4)	317	1	(7)
Coreg	35	9	(3)	35	9	(3)	-	-	-	-	-	-
Imigran/Imitrex	53	29	20	30	67	56	16	-	(6)	7	-	(14)
Lamictal	166	19	5	89	27	11	26	4	(4)	51	16	-
Requip	27	8	(4)	4	33	33	6	(14)	(14)	17	13	(7)
Serevent	26	18	5	15	50	30	9	-	(11)	2	(33)	(33)
Seroxat/Paxil	45	(8)	(18)	-	-	-	9	-	(11)	36	9	(3)
Valtrex	31	15	-	4	(20)	(20)	7	17	17	20	25	-
Zeffix	26	(16)	(23)	-	-	-	1	(50)	(50)	25	(11)	(18)
Other	231	(5)	(11)	14	(42)	(54)	58	12	-	159	(5)	(8)

Other pharmaceuticals	573	(1)	(11)	23	(8)	(12)	143	(9)	(18)	407	2	(8)
Dermatology	113	18	5	-	-	-	41	8	-	72	44	26
Augmentin	155	12	4	-	-	-	53	8	(2)	102	13	7
Other anti-bacterials	48	(2)	(14)	1	(50)	(50)	17	13	-	30	(6)	(19)
Rare diseases	110	18	4	14	27	18	37	12	3	59	20	2
Oncology	20	(66)	(66)	-	-	-	-	-	-	20	(66)	(66)
Other	127	(12)	(21)	8	100	>100	(5)	>(100)	>(100)	124	4	(6)
	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––––––––––	––––––––	––––––––	–––––––––(3)–––––––	––––––––	––––––––	––––––––––––––––
Pharmaceuticals	4,189	17	4	1,731	26	11	1,008	8	(2)	1,450	14	1
	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––––	––––––––	––––––––	–––––––––	––––––––	––––––––	–––––––––

Vaccines turnover – three months ended 31 March 2017

	Total			US			Europe			International
	–––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––			–––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––			–––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––			–––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––
		Growth			Growth			Growth			Growth
		––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––			––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––			––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––			––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––
	£m	£%	CER%	£m	£%	CER%	£m	£%	CER%	£m	£%	CER%
	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––
Meningitis	191	71	51	46	21	5	104	76	58	41	>100	>100
Bexsero	126	>100	79	27	69	50	83	>100	83	16	>100	>100
Menveo	55	31	17	19	(14)	(27)	16	23	8	20	>100	>100
Other	10	25	13	-	-	-	5	-	(20)	5	67	67

Influenza	13	44	11	(3)	>(100)	>(100)	1	>100	>100	15	88	50
Fluarix, FluLaval	13	44	11	(3)	>(100)	>(100)	1	>100	>100	15	88	50

Established Vaccines	948	25	11	320	43	26	284	1	(7)	344	33	17
Infanrix, Pediarix	234	24	10	125	60	40	83	(9)	(16)	26	37	11
Boostrix	111	26	11	54	50	31	39	-	(10)	18	38	23

Hepatitis	167	23	8	85	37	19	51	4	(4)	31	24	4

Rotarix	146	34	18	54	29	12	22	22	11	70	43	27

Synflorix	133	46	31	-	-	-	14	27	9	119	49	34

Priorix, Priorix Tetra, Varilrix	77	23	8	-	-	-	37	2	(6)	40	52	29
Cervarix	17	-	(12)	-	(41)	(15)	7	-	(14)	10	-	(10)
Other	63	(9)	(13)	2	(60)	(40)	31	8	5	30	(16)	(24)
	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––
Vaccines	1,152	31	16	363	39	21	389	15	4	400	42	25
	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––

Balance sheet

	31 March 2017 £m	31 December 2016 £m
ASSETS
Non-current assets
Property, plant and equipment	10,812	10,808
Goodwill	5,960	5,965
Other intangible assets	18,753	18,776
Investments in associates and joint ventures	276	263
Other investments	1,049	985
Deferred tax assets	4,351	4,374
Other non-current assets	1,247	1,199

Total non-current assets	42,448	42,370

Current assets
Inventories	5,417	5,102
Current tax recoverable	227	226
Trade and other receivables	6,224	6,026
Derivative financial instruments	124	156
Liquid investments	88	89
Cash and cash equivalents	4,509	4,897
Assets held for sale	198	215

Total current assets	16,787	16,711

TOTAL ASSETS	59,235	59,081

LIABILITIES
Current liabilities
Short-term borrowings	(3,740)	(4,129)
Contingent consideration liabilities	(595)	(561)
Trade and other payables	(12,033)	(11,964)
Derivative financial instruments	(168)	(194)
Current tax payable	(1,414)	(1,305)
Short-term provisions	(807)	(848)

Total current liabilities	(18,757)	(19,001)

Non-current liabilities
Long-term borrowings	(14,600)	(14,661)
Deferred tax liabilities	(1,965)	(1,934)
Pensions and other post-employment benefits	(3,885)	(4,090)
Other provisions	(658)	(652)
Derivative financial instruments	(1)	-
Contingent consideration liabilities	(5,199)	(5,335)
Other non-current liabilities	(8,577)	(8,445)

Total non-current liabilities	(34,885)	(35,117)

TOTAL LIABILITIES	(53,642)	(54,118)

NET ASSETS	5,593	4,963

EQUITY
Share capital	1,343	1,342
Share premium account	2,995	2,954
Retained earnings	(4,906)	(5,392)
Other reserves	2,282	2,220

Shareholders’ equity	1,714	1,124

Non-controlling interests	3,879	3,839

TOTAL EQUITY	5,593	4,963

Statement of changes in equity

	Share capital £m	Share premium £m	Retained earnings £m	Other reserves £m	Share- holder’s equity £m	Non- controlling interests £m	Total equity £m
	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––

At 1 January 2017	1,342	2,954	(5,392)	2,220	1,124	3,839	4,963

Profit for the period			1,046		1,046	177	1,223
Other comprehensive income for the period			375	43	418	27	445
			––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––
Total comprehensive income for the period			1,421	43	1,464	204	1,668
			––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––
Distributions to non-controlling interests						(161)	(161)
Dividends to shareholders			(925)		(925)		(925)
Changes in non-controlling interests			(2)		(2)	(3)	(5)
Shares issued	1	31			32		32
Shares acquired by ESOP Trusts		10	70	(141)	(61)		(61)
Write-down on shares held by ESOP Trusts			(160)	160	-		-
Share-based incentive plans			82		82		82
	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––
At 31 March 2017	1,343	2,995	(4,906)	2,282	1,714	3,879	5,593
	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––

At 1 January 2016	1,340	2,831	(1,397)	2,340	5,114	3,764	8,878

Profit for the period			282		282	70	352
Other comprehensive income/(expense) for the period			275	(26)	249	143	392
			––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––
Total comprehensive income/(expense) for the period			557	(26)	531	213	744
			––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––
Distributions to non-controlling interests						(40)	(40)
Dividends to shareholders			(919)		(919)		(919)
Recognition of liabilities with non-controlling interests			(2,013)		(2,013)	(159)	(2,172)
Changes in non-controlling interests			42		42	(45)	(3)
Shares issued	-	9			9		9
Shares acquired by ESOP Trusts				(52)	(52)		(52)
Write-down on shares held by ESOP Trusts			(66)	66	-		-
Share-based incentive plans			96		96		96
	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––
At 31 March 2016	1,340	2,840	(3,700)	2,328	2,808	3,733	6,541
	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––

Cash flow statement
Three months ended 31 March 2017

	Q1 2017 £m	Q1 2016 £m

Profit after tax	1,223	352
Tax on profits	327	208
Share of after tax profits of associates and joint ventures	(5)	-
Net finance expense	173	163
Depreciation and other adjusting items	326	558
Increase in working capital	(604)	(558)
Contingent consideration paid	(138)	(71)
Increase in other net liabilities (excluding contingent consideration paid)	48	243

Cash generated from operations	1,350	895
Taxation paid	(206)	(392)

Net cash inflow from operating activities	1,144	503

Cash flow from investing activities
Purchase of property, plant and equipment	(260)	(289)
Proceeds from sale of property, plant and equipment	13	2
Purchase of intangible assets	(156)	(330)
Purchase of equity investments	(21)	(31)
Proceeds from sale of equity investments	6	4
Contingent consideration paid	(22)	(18)
Purchase of non-controlling interests	-	4
Purchase of businesses, net of cash acquired	-	(24)
Disposal of businesses	223	(1)
Investment in associates and joint ventures	(6)	(2)
Interest received	24	18

Net cash outflow from investing activities	(199)	(667)

Cash flow from financing activities
Issue of share capital	32	9
Shares acquired by ESOP Trusts	(61)	(52)
Repayment of short-term loans	(528)	(201)
Net repayment of obligations under finance leases	(3)	(5)
Interest paid	(93)	(86)
Dividends paid to shareholders	(925)	(919)
Distributions to non-controlling interests	-	(40)
Other financing items	69	(19)

Net cash outflow from financing activities	(1,509)	(1,313)

Decrease in cash and bank overdrafts in the period	(564)	(1,477)

Cash and bank overdrafts at beginning of the period	4,605	5,486
Exchange adjustments	11	(36)
Decrease in cash and bank overdrafts	(564)	(1,477)

Cash and bank overdrafts at end of the period	4,052	3,973

Cash and bank overdrafts at end of the period comprise:
Cash and cash equivalents*	4,509	5,179
Overdrafts*	(457)	(1,206)

	4,052	3,973

*	Comparative figures have been revised, see page 34 for further details.

Segment information

Operating segments are reported based on the financial information provided to the Chief Executive Officer and the responsibilities of the Corporate Executive Team (CET). GSK reports results under four segments: Pharmaceuticals; Pharmaceuticals R&D; Vaccines and Consumer Healthcare, and individual members of the CET are responsible for each segment.

The Pharmaceuticals R&D segment is the responsibility of the President, Pharmaceuticals R&D and is reported as a separate segment.

The Group’s management reporting process allocates intra-Group profit on a product sale to the market in which that sale is recorded, and the profit analyses below have been presented on that basis.

From Q1 2017, Adjusted results have been amended to exclude, instead of all legal charges, only significant legal charges, as set out in ‘Accounting policies and basis of preparation’ on page 34. Comparative information has been revised accordingly.

Turnover by segment
	Q1 2017 £m	Q1 2016 £m	Growth £%	Growth CER%

Pharmaceuticals	4,189	3,586	17	4
Vaccines	1,152	882	31	16
Consumer Healthcare	2,043	1,761	16	2

Total turnover	7,384	6,229	19	5

Operating profit by segment
	Q1 2017 £m	Q1 2016 (revised) £m	Growth £%	Growth CER%

Pharmaceuticals	2,118	1,690	25	8
Pharmaceuticals R&D	(678)	(547)	24	14

Pharmaceuticals including R&D	1,440	1,143	26	6
Vaccines	341	246	38	22
Consumer Healthcare	351	303	16	(2)

Segment profit	2,132	1,692	26	7
Corporate and other unallocated costs	(153)	(168)	(9)	(19)

Adjusted operating profit	1,979	1,524	30	9
Adjustments	(261)	(801)

Total operating profit	1,718	723	>100	100

Finance income	21	18
Finance costs	(194)	(181)
Share of after tax profits of associates and joint ventures	5	-

Profit before taxation	1,550	560	>100	>100

Legal matters

The Group is involved in significant legal and administrative proceedings, principally product liability, intellectual property, tax, anti-trust and governmental investigations as well as related private litigation, which are more fully described in the ‘Legal Proceedings’ note in the Annual Report 2016.

At 31 March 2017, the Group’s aggregate provision for legal and other disputes (not including tax matters described under ‘Taxation’ below) was £0.4 billion (31 December 2016: £0.3 billion). The Group may become involved in significant legal proceedings in respect of which it is not possible to make a reliable estimate of the expected financial effect, if any, that could result from ultimate resolution of the proceedings. In these cases, the Group would provide appropriate disclosures about such cases, but no provision would be made.

The ultimate liability for legal claims may vary from the amounts provided and is dependent upon the outcome of litigation proceedings, investigations and possible settlement negotiations. The Group’s position could change over time, and, therefore, there can be no assurance that any losses that result from the outcome of any legal proceedings will not exceed by a material amount the amount of the provisions reported in the Group’s financial accounts.

Significant developments since the date of the Annual Report 2016 are as follows:

In February 2017, Teva Pharmaceuticals (Teva) sent the Group a notification under the US Hatch-Waxman Act challenging three Group patents covering Flovent HFA. On 31 March 2017, the Group filed suit against Teva on two of the challenged patents covering dose-counter devices that expire in 2023 and 2026. The other challenged patent, known as the ‘413 patent, is directed at treating diseases using a formulation containing only drug and propellant and covers Flovent HFA, Ventolin HFA and Advair HFA. This patent expires in 2021. After analysing the ownership, patent claims and patent term of the ‘413 patent in light of the Teva notification, as well as patent case law developments, the Group elected not to sue Teva under this patent and has requested that the FDA delists it from the Orange Book.

On 24 April 2017, the Group entered into an agreement with Pfizer, Inc. regarding the Group’s meningitis B vaccine, Bexsero, and Pfizer’s meningitis B vaccine, Trumenba. The agreement resolves all patent disputes between the companies in various markets, including the US, Canada, UK, Italy, Ireland and Austria. Terms of the agreement are confidential.

Developments with respect to tax matters are described in ‘Taxation’ below.

Taxation

There have been no material changes to historical tax matters since the publication of the Annual Report 2016.

Issues related to taxation are described in the ‘Taxation’ note in the Annual Report 2016. The Group continues to believe it has made adequate provision for the liabilities likely to arise from periods which are open and not yet agreed by tax authorities. The ultimate liability for such matters may vary from the amounts provided and is dependent upon the outcome of agreements with relevant tax authorities.

In the quarter, tax on Adjusted profits amounted to £399 million and represented an effective Adjusted tax rate of 22.0% (Q1 2016: 21.4%). The charge for taxation on Total profits amounted to £327 million and represented an effective tax rate of 21.1% (Q1 2016: 37.1%).

The Adjusted tax rate for the full year is expected to be in the range of 21-22%. The Group’s balance sheet at 31 March 2017 included a tax payable liability of £1,414 million and a tax recoverable asset of £227 million.

Additional information

Accounting policies and basis of preparation
This unaudited Results Announcement contains condensed financial information for the three months ended 31 March 2017, and should be read in conjunction with the Annual Report 2016, which was prepared in accordance with International Financial Reporting Standards as adopted by the European Union. This Results Announcement has been prepared applying consistent accounting policies to those applied by the Group in the Annual Report 2016.

Following an agenda decision by the IFRS Interpretations Committee regarding offsetting and cash pooling arrangements, the Group has revised its disclosure of its cash pooling arrangements in the comparative balance sheet at 31 March 2016. The revision had the effect of increasing both cash and cash equivalents and short-term borrowings by £769 million. There is no change to the results or cash flows for the three months to 31 March 2016 and there was no impact at 1 January 2016.

As detailed in the definition of Adjusted results on page 22, from Q1 2017 core results has been renamed Adjusted results and only significant legal charges and expenses are excluded in order to present Adjusted results. A reconciliation of Total to the revised Adjusted results for Q1 2016 is presented on page 42. The revision had the effect of decreasing Adjusted Q1 2016 operating profit by £35 million due to the inclusion of non-significant legal charges and expenses in the Pharmaceuticals segment (£17 million) and in Corporate & other unallocated costs (£18 million).

From Q1 2017, adjusted free cash flow will no longer be reported and the free cash flow definition has been amended to include all contingent consideration payments made during the period. The impact of the change on the free cash flow for Q1 2016 was to increase the free cash outflow by £18 million.

The Group is required to implement a new accounting standard, IFRS 15 ‘Revenue from contracts with customers’, from 1 January 2018. The Group is currently assessing the new standard and does not expect to be able to quantify the impact of any potential changes until later in 2017.

The Group is also assessing the potential impact of IFRS 9 ‘Financial instruments’, which it is required to implement from 1 January 2018 and does not expect to be able to quantify the impact of any potential changes until later in 2017.

IFRS 16 ‘Leases’ is required to be implemented by the Group from 1 January 2019. The Group is in the early stages of assessing the potential impact of the new standard.

This Results Announcement does not constitute statutory accounts of the Group within the meaning of sections 434(3) and 435(3) of the Companies Act 2006. The full Group accounts for 2016 were published in the Annual Report 2016, which has been delivered to the Registrar of Companies and on which the report of the independent auditors was unqualified and did not contain a statement under section 498 of the Companies Act 2006.

Exchange rates
GSK operates in many countries, and earns revenues and incurs costs in many currencies. The results of the Group, as reported in Sterling, are affected by movements in exchange rates between Sterling and other currencies. Average exchange rates, as modified by specific transaction rates for large transactions, prevailing during the period, are used to translate the results and cash flows of overseas subsidiaries, associates and joint ventures into Sterling. Period-end rates are used to translate the net assets of those entities. The currencies which most influenced these translations and the relevant exchange rates were:

	Q1 2017	Q1 2016	2016

Average rates:
US$/£	1.25	1.43	1.36
Euro/£	1.17	1.30	1.23
Yen/£	141	167	149

Period-end rates:
US$/£	1.25	1.44	1.24
Euro/£	1.17	1.26	1.17
Yen/£	139	162	144

During Q1 2017, average Sterling exchange rates were weaker against the US Dollar, the Euro and the Yen, compared with the same period in 2016. Similarly, period-end Sterling exchange rates were weaker against the US Dollar, the Euro and the Yen.

Weighted average number of shares
	Q1 2017 millions	Q1 2016 millions

Weighted average number of shares – basic	4,877	4,847
Dilutive effect of share options and share awards	41	43

Weighted average number of shares – diluted	4,918	4,890

At 31 March 2017, 4,886 million shares were in free issue (excluding Treasury shares and shares held by the ESOP Trusts). This compares with 4,858 million shares at 31 March 2016.

Net assets
The book value of net assets increased by £630 million from £4,963 million at 31 December 2016 to £5,593 million at 31 March 2017. This primarily reflects the impact of operating profits partly offset by the dividend paid in the period.

The carrying value of investments in associates and joint ventures at 31 March 2017 was £276 million, with a market value of £549 million.

At 31 March 2017, the net deficit on the Group’s pension plans was £1,880 million compared with £2,084 million at 31 December 2016. The decrease in the net deficit primarily arose from UK asset gains partly offset by a decrease in the rate used to discount UK pension liabilities from 2.7% to 2.6%.

At 31 March 2017, the post-retirement benefits provision was £1,674 million compared with £1,693 million at 31 December 2016.

At 31 March 2017, the estimated present value of the potential redemption amount of the Consumer Healthcare Joint Venture put option recognised in Other non-current liabilities was £7,541 million (31 December 2016: £7,420 million). The estimated present value of the potential redemption amount of the Pfizer put option related to ViiV Healthcare was £1,205 million, which is recorded in Other payables in Current liabilities.

Contingent consideration amounted to £5,794 million at 31 March 2017 (31 December 2016: £5,896 million), of which £5,193 million (31 December 2016: £5,304 million) represented the estimated present value of amounts payable to Shionogi relating to ViiV Healthcare and £554 million (31 December 2016: £545 million) represented the estimated present value of contingent consideration payable to Novartis related to the Vaccines acquisition. The liability due to Shionogi included £224 million in respect of preferential dividends. The liability for preferential dividends due to Pfizer at 31 March 2017 was £23 million (31 December 2016: £23 million). An explanation of the accounting for the non-controlling interests in ViiV Healthcare is set out on page 39.

Of the contingent consideration payable (on a post-tax basis) at 31 March 2017, £595 million (31 December 2016: £561 million) is expected to be paid within one year. The consideration payable for the acquisition of the Shionogi-ViiV Healthcare joint venture and the Novartis Vaccines business is expected to be paid over a number of years. As a result, the total estimated liabilities are discounted to their present values, on a post-tax basis using post-tax discount rates. The Shionogi-ViiV Healthcare contingent consideration liability is discounted at 8.5% and the Novartis Vaccines contingent consideration liability is discounted partly at 8% and partly at 9%.

The liabilities for the Consumer Healthcare Joint Venture put option, the ViiV Healthcare put option and the ViiV Healthcare contingent consideration at 31 March 2017 have been calculated based on the closing exchange rates at 31 March 2017, primarily US$1.25/£1 and Euro 1.17/£1.

Movements in these exchange rates would have the following approximate effects on the liabilities:

Increase/(decrease) in liability	Consumer Healthcare Joint Venture put option	ViiV Healthcare put option	Shionogi- ViiV Healthcare contingent consideration
	£m	£m	£m

5 cent appreciation of US Dollar	21	31	165
5 cent depreciation of US Dollar	(19)	(28)	(152)
10 cent appreciation of US Dollar	43	64	344
10 cent depreciation of US Dollar	(37)	(55)	(293)
5 cent appreciation of Euro	98	18	45
5 cent depreciation of Euro	(90)	(16)	(42)
10 cent appreciation of Euro	206	37	95
10 cent depreciation of Euro	(173)	(31)	(80)

Movements in contingent consideration are as follows:
	Q1 2017 £m	Q1 2016 £m

Contingent consideration at beginning of the period	5,896	3,855
Additions	-	194
Amount reversed	-	(41)
Re-measurement through income statement	58	225
Cash payments: operating cash flows	(138)	(72)
Cash payments: investing activities	(22)	(18)
Other movements	-	9

Contingent consideration at end of the period	5,794	4,152

The additions in Q1 2016 reflected the recognition of the preferential dividend payable to Shionogi in relation to ViiV Healthcare and contingent consideration on the acquisition of the BMS HIV programmes. The amount reversed in Q1 2016 relates to a provision that had been made in respect of a small acquisition in 2012 but that was no longer required.

The re-measurement increases in contingent consideration in the period primarily reflected the unwind of the discount on the liabilities and updated forecasts. The cash settlement in the period included £159 million (Q1 2016: £89 million) of payments to Shionogi in relation to ViiV Healthcare. These payments are deductible for tax purposes.

At 31 March 2017, the ESOP Trusts held 31.8 million GSK shares against the future exercise of share options and share awards. The carrying value of £267 million has been deducted from other reserves. The market value of these shares was £528 million.

At 31 March 2017, the company held 453.2 million Treasury shares at a cost of £6,381 million, which has been deducted from retained earnings.

Contingent liabilities
There were contingent liabilities at 31 March 2017 in respect of guarantees and indemnities entered into as part of the ordinary course of the Group’s business. No material losses are expected to arise from such contingent liabilities. Provision is made for the outcome of legal and tax disputes where it is both probable that the Group will suffer an outflow of funds and it is possible to make a reliable estimate of that outflow. Descriptions of the significant legal and tax disputes to which the Group is a party are set out on page 33.

Reconciliation of cash flow to movements in net debt

	Q1 2017 £m	Q1 2016 £m

Net debt at beginning of the period	(13,804)	(10,727)

Decrease in cash and bank overdrafts	(564)	(1,477)
Net repayment of short-term loans	528	201
Net repayment of obligations under finance leases	3	5
Exchange adjustments	97	(496)
Other non-cash movements	(3)	(1)

Decrease/(increase) in net debt	61	(1,768)

Net debt at end of the period	(13,743)	(12,495)

Net debt analysis

	31 March 2017 £m	31 December 2016 £m

Liquid investments	88	89
Cash and cash equivalents	4,509	4,897
Short-term borrowings	(3,740)	(4,129)
Long-term borrowings	(14,600)	(14,661)

Net debt at end of the period	(13,743)	(13,804)

Free cash flow reconciliation

	Q1 2017 £m	Q1 2016 £m

Net cash inflow from operating activities	1,144	503
Purchase of property, plant and equipment	(260)	(289)
Proceeds from sale of property, plant and equipment	13	2
Purchase of intangible assets	(156)	(330)
Net finance costs	(69)	(68)
Contingent consideration paid (reported in investing activities)	(22)	(18)
Distributions to non-controlling interests	-	(40)

Free cash inflow/(outflow)	650	(240)

Non-controlling interests in ViiV Healthcare

Trading profit allocations
Because ViiV Healthcare is a subsidiary of the Group, 100% of its operating results (turnover, operating profit, profit after tax) are included within the Group income statement and then a portion of the earnings is allocated to the non-controlling interests owned by the other shareholders, in line with their respective equity shareholdings (Pfizer 11.7% and Shionogi 10%). Each of the shareholders, including GSK, is also entitled to preferential dividends determined by the performance of certain products that each shareholder contributed. As the relative performance of these products changes over time, the proportion of the overall earnings of ViiV Healthcare allocated to each shareholder will change. In particular, the increasing sales of Tivicay and Triumeq have a favourable impact on the proportion of the preferential dividends that is allocated to GSK. GSK was entitled to approximately 80% of the core earnings of ViiV Healthcare for 2016. Re-measurements of the liabilities for the preferential dividends allocated to Pfizer and Shionogi are included within other operating income.

Acquisition-related arrangements
As part of the agreement reached to acquire Shionogi’s interest in the former Shionogi-ViiV Healthcare joint venture in 2012, the Group agreed to pay additional consideration to Shionogi contingent on the performance of the products being developed by that joint venture, principally dolutegravir. The liability for this contingent consideration was estimated and recognised in the balance sheet at the date of acquisition. Subsequent re-measurements are reflected within Adjusting items in the income statement.

Cash payments are made to Shionogi by ViiV Healthcare each quarter which reduce the balance sheet liability and are hence not recorded in the income statement. The payments are calculated based on the sales performance of the relevant products in the previous quarter and are reflected in the cash flow statement partly in operating cash flows and partly within investing activities. The tax relief on these payments is reflected in the Group’s Adjusting items and total tax charge. The part of each payment relating to the original estimate of the fair value of the contingent consideration on the acquisition of the Shionogi-ViiV Healthcare joint venture in 2012 of £659 million is reported within investing activities in the cash flow statement and the part of each payment relating to the increase in the liability since the acquisition is reported within operating cash flows.

Movements in contingent consideration payable to Shionogi are as follows:
	Q1 2017 £m	Q1 2016 £m

Contingent consideration at beginning of the period	5,304	3,409
Additions	-	154
Re-measurement through income statement	48	212
Cash payments: operating cash flows	(137)	(71)
Cash payments: investing activities	(22)	(18)

Contingent consideration at end of the period	5,193	3,686

The additions in Q1 2016 represented the recognition of the preferential dividends payable to Shionogi.

Of the contingent consideration payable (on a post-tax basis) to Shionogi at 31 March 2017, £579 million (31 December 2016: £545 million) is expected to be paid within one year.

Exit rights
Pfizer may request an IPO of ViiV Healthcare at any time and if either GSK does not consent to such IPO or an offering is not completed within nine months, Pfizer could require GSK to acquire its shareholding. Under the original agreements, GSK had the unconditional right, so long as it made no subsequent distribution to its shareholders, to withhold its consent to the exercise of the Pfizer put options and, as a result, in accordance with IFRS, GSK did not recognise a liability for the put option on its balance sheet. However, during Q1 2016, GSK notified Pfizer that it had irrevocably given up this right and accordingly recognised the liability for the put option on the Group’s balance sheet during Q1 2016 at an initial value of £1,070 million. Consistent with this revised treatment, at the end of Q1 2016 GSK also recognised liabilities for the future preferential dividends anticipated to become payable to Pfizer and Shionogi on the Group’s balance sheet.

The closing balances of the liabilities related to Pfizer’s shareholding are as follows:
	Q1 2017 £m	31 December 2016 £m

Pfizer put option	1,205	1,319
Pfizer preferential dividend	23	23

Under the original agreements, Shionogi could also have requested GSK to acquire its shareholding in ViiV Healthcare in six month windows commencing in 2017, 2020 and 2022. GSK had the unconditional right, so long as it made no subsequent distribution to its shareholders, to withhold its consent to the exercise of the Shionogi put option and, as a result, GSK did not recognise a liability for the put option on its balance sheet. However, during Q1 2016, GSK notified Shionogi that it had irrevocably given up this right and accordingly recognised the liability for the put option on the Group’s balance sheet during Q1 2016 at an initial value of £926 million. In Q4 2016, Shionogi irrevocably agreed to waive its put option and as a result GSK de-recognised the liability for this put option on the Group’s balance sheet directly to equity. The value of the liability was £1,244 million when it was de-recognised.

GSK also has a call option over Shionogi’s shareholding in ViiV Healthcare, which under the original agreements was exercisable in six month windows commencing in 2027, 2030 and 2032. GSK has now irrevocably agreed to waive the first two exercise windows, but the last six month window in 2032 remains. As this call option is at fair value, it has no value for accounting purposes.

Adjusted results reconciliations

The reconciliations between total results and adjusted results for Q1 2017 and Q1 2016 are set out below.

Income statement – Adjusted results reconciliation Three months ended 31 March 2017

	Total results £m	Intangible amort- isation £m	Intangible impair- ment £m	Major restruct- uring £m	Transaction- related £m	Divestments, significant legal and other items £m	Adjusted results £m
	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––
Turnover	7,384						7,384
Cost of sales	(2,513)	131	35	104	22		(2,221)
	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––
Gross profit	4,871	131	35	104	22		5,163

Selling, general and administration	(2,452)			47		58	(2,347)
Research and development	(960)	11	9	15		6	(919)
Royalty income	82						82
Other operating income/(expense)	177				70	(247)	-
	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––
Operating profit	1,718	142	44	166	92	(183)	1,979

Net finance costs	(173)			1		3	(169)
Share of after tax profits of associates and joint ventures	5						5
	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––
Profit before taxation	1,550	142	44	167	92	(180)	1,815

Taxation	(327)	(31)	(13)	(38)	(27)	37	(399)
Tax rate %	21.1%						22.0%
	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––
Profit after taxation	1,223	111	31	129	65	(143)	1,416
	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––
Profit attributable to non-controlling interests	177				22		199

Profit attributable to shareholders	1,046	111	31	129	43	(143)	1,217
	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––

Earnings per share	21.4p	2.3p	0.7p	2.7p	0.9p	(3.0)p	25.0p
	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––

Weighted average number of shares (millions)	4,877						4,877
	––––––––––––						––––––––––––

Adjusted results exclude the above items from Total results as GSK believes that Adjusted results are more representative of the performance of the Group’s operations and allow the key trends and factors driving performance to be more easily and clearly identified by shareholders. For a fuller explanation of Adjusted results, see ‘Definitions’ on page 22.

Income statement – Adjusted results reconciliation Three months ended 31 March 2016

	Total results £m	Intangible amortisation £m	Major restructuring £m	Transaction- related £m	Divestments, significant legal and other items £m	Adjusted results (revised) £m
	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––
Turnover	6,229					6,229
Cost of sales	(2,133)	134	48	15	-	(1,936)
	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––
Gross profit	4,096	134	48	15	-	4,293

Selling, general and administration	(2,189)		113		(9)	(2,085)
Research and development	(815)	10	27		3	(775)
Royalty income	91					91
Other operating income/(expense)	(460)			445	15	-
	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––
Operating profit	723	144	188	460	9	1,524

Net finance costs	(163)		1		3	(159)
	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––
Profit before taxation	560	144	189	460	12	1,365

Taxation	(208)	(29)	(28)	(47)	20	(292)
Tax rate %	37.1%					21.4%
	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––
Profit after taxation	352	115	161	413	32	1,073
	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––
Profit attributable to non-controlling interests	70			77		147

Profit attributable to shareholders	282	115	161	336	32	926
	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––

Earnings per share	5.8p	2.4p	3.3p	6.9p	0.7p	19.1p
	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––

Weighted average number of shares (millions)	4,847					4,847
	––––––––––––					––––––––––––

Adjusted results exclude the above items from Total results as GSK believes that Adjusted results are more representative of the performance of the Group’s operations and allow the key trends and factors driving performance to be more easily and clearly identified by shareholders. For a fuller explanation of Adjusted results, see ‘Definitions’ on page 22.

Independent review report to GlaxoSmithKline plc

Report on the condensed financial information

Our conclusion
We have reviewed the condensed financial information, defined below, in the Results Announcement of GlaxoSmithKline plc for the three months ended 31 March 2017. Based on our review, nothing has come to our attention that causes us to believe that the condensed financial information is not prepared, in all material respects, in accordance with the accounting policies set out in the accounting policies and basis of preparation section on page 34 of the Results Announcement.

This conclusion is to be read in the context of what we say in the remainder of this report.

What we have reviewed The condensed financial information, which is prepared by GlaxoSmithKline plc, comprises:

●	the balance sheet at 31 March 2017;
●	the income statement and statement of comprehensive income for the three month period then ended;
●	the cash flow statement for the period then ended;
●	the statement of changes in equity for the period then ended; and
●	the accounting policies and basis of preparation and related notes on pages 32 to 40.

As disclosed on page 34, the financial reporting framework that has been applied in the preparation of the full annual financial statements of the Group is applicable law and International Financial Reporting Standards (IFRSs) as adopted by the European Union.

The condensed financial information included in the Results Announcement has been prepared in accordance with the accounting policies set out in the accounting policies and basis of preparation section on page 34.

What a review of condensed financial information involves
We conducted our review in accordance with International Standard on Review Engagements (UK and Ireland) 2410 ‘Review of Interim Financial Information Performed by the Independent Auditor of the Entity’ issued by the Auditing Practices Board for use in the United Kingdom. A review of interim financial information consists of making enquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures.

A review is substantially less in scope than an audit conducted in accordance with International Standards on Auditing (UK and Ireland) and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

We have read the other information contained in the Results Announcement and considered whether it contains any apparent misstatements or material inconsistencies with the information in the condensed financial information.

Responsibilities for the condensed financial information and the review

Our responsibilities and those of the directors
The Results Announcement, including the condensed financial information, is the responsibility of, and has been approved by, the directors. The directors are responsible for preparing the Results Announcement in accordance with the accounting policies set out in the accounting policies and basis of preparation section on page 34.

Our responsibility is to express to the Company a conclusion on the condensed financial information in the Results Announcement based on our review. This report, including the conclusion, has been prepared for and only for the Company for management’s stewardship purposes and for no other purpose. We do not, in giving this conclusion, accept or assume responsibility for any other purpose or to any other person to whom this report is shown or into whose hands it may come save where expressly agreed by our prior consent in writing.

PricewaterhouseCoopers LLP Chartered Accountants 26 April 2017 London

Notes:

(a)
The maintenance and integrity of the GlaxoSmithKline plc website is the responsibility of the directors; the work carried out by the auditors does not involve consideration of these matters and, accordingly, the auditors accept no responsibility for any changes that may have occurred to the condensed financial information since it was initially presented on the website.

(b) Legislation in the United Kingdom governing the preparation and dissemination of condensed financial information may differ from legislation in other jurisdictions.

 SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

GlaxoSmithKline plc
(Registrant)

Date: April 26, 2017

By: VICTORIA WHYTE

Victoria Whyte
Authorised Signatory for and on
behalf of GlaxoSmithKline plc